MAGENTA MEDIA (US) INC.
Suite 5.12, 130 Shaftesbury Avenue
London, England W1D 5EU
Tel: +44(0)20 7031 1185 / Fax: +44(0)20 7031 1199

August 15, 2007

MAILSTOP: 4561

The United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549-7010

Attention:	Mr. Craig D. Wilson, Senior Assistant Chief Accountant
Ms. Tamara Tangen, Senior Staff Accountant

MAGENTA MEDIA (US) INC. (the “Company”)
Form 8-K
Filed on July 5, 2007
File No. 0-52451

In connection with responding to the Staff’s letter of July 20, 2007, the Company hereby acknowledges that:

  the Company is responsible for the adequacy and accuracy of the disclosure in its filing;

  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

MAGENTA MEDIA (US) INC.

/s/ Nathan Amery
Nathan Amery, President